SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Extends its Technological Edge: 1st Israeli ISP to Support Next-Generation IPv6 Protocol dated July 11, 2005.



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                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Extends its Technological Edge: 1st Israeli ISP to Support Next-Generation IPv6 Protocol

Monday July 11, 3:04 am ET

PETACH TIKVA, Israel, July 11 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that it has become the first Internet Service Provider (ISPs) in Israel and one of the few ISPs in the world to support IPv6, the Next Generation Internet Protocol. Having completed a year-long infrastructure upgrade process, the Company has now begun supporting the use of state-of-the art IPv6 services and devices by its business customers and will soon extend the same support to residential customers. Although the upgrade process required significant know-how and expertise on the part of the Company's Technology and Service Department, it did not require the purchase of new capital equipment because of the flexibility and sophistication of its existing network infrastructure.

To give customers maximum flexibility as they make the transition to IPv6 services, Internet Gold has deployed IPv6 on existing networks in parallel with IPv4, the legacy protocol. This is in contrast with most ISPs, who have taken the simpler route of installing separate new networks for IPv6, thereby eliminating a customer's ability to evolve gradually to the new platform.

"We are proud to be the first in Israel - and among the first in the world - to allow our customers to move ahead to IPv6 and to do so at their own pace," said Mr. Arik Alster, Vice President of Technology and Service of Internet Gold. IPv6 brings us closer to an exciting future of 'connect-everything' applications that will bring with them new levels of convenience, efficiency and safety. Even today, IPv6's advanced features - particularly its improved IP addressing, routing and autoconfiguration capabilities - will allow us to improve current services such as Multicast and Anycast and solve existing technological issues."

One of the primary advantages of the IPv6 protocol is its transition to a 128-bit IP address from the 32-bit address currently used by today's IPv4 protocol. This will cure the expected shortage of IP addresses, allowing for a virtually unlimited number of IP addresses in the future. With the ability to separately address and connect a virtually unlimited number of devices from individual cellphones and computers to home appliances, in-vehicle instruments and many others, it will be possible to implement a broad variety of futuristic "connect everything" applications. A few examples include: "Smart Homes," in which refrigerators communicate through the Internet with supermarkets and appliances communicate with maintenance services; "Smart Clothing" able to monitor vital signs and to report irregularities to emergency services; and office coffee makers that communicate with cars to know when to begin percolating. By promoting an explosion of connectivity and intelligence, IPv6 is making these and many other exciting Next Generation applications possible in the foreseeable future.

About -Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile" to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report and its other reports as filed with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                                 Eli Holtzman
                                                 Chief Executive Officer




Date:  July 11, 2005